UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Jeffrey D. Marrazzo

Chief Executive Officer

3737 Market Street

Philadelphia, PA 19104

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Dear Colleagues,

Early this morning, we announced that Roche intends to acquire the outstanding shares of Spark Therapeutics for $114.50 per share or $4.8 billion. Roche’s offer is a testament to the value we have created and to our shared vision for a world where no life is limited by genetic disease. See the press release here: http://ir.sparktx.com/news-releases/news-release-details/spark-therapeutics-enters-definitive-merger-agreement-roche.

We expect this transaction to close in the second quarter, subject to the customary conditions and regulatory approvals. During this time, we will continue normal business activities and it’s important that you continue to stay focused on our mission of discovering, developing, and delivering treatments in ways unimaginable.

We realize that this may be a time of potential uncertainty and that you likely have many questions. You will see an invitation from Communications for an all-employee meeting at 9:15am ET today (Monday, Feb. 25) so we can share the information we have at this time. Additionally, we are hosting a meeting for the senior leadership team (SLT) from 8:30-9:15am to discuss this transaction. Recognizing that a substantial number of our colleagues are traveling, including for our planning meeting for LUXTURNA® (voretigene neparvovec), we plan to repeat the content of the all-employee meeting for these colleagues.

Our steadfast progress and success to date have enabled us to build unmatched competencies in the discovery, development and delivery of genetic medicines. The needs of patients and families living with genetic diseases continue to be immediate and vast. Together with Roche’s worldwide reach and extensive resources, we believe we can accelerate the development of more gene therapies for more patients affected by new diseases and further expedite our vision of a world where no life is limited by genetic disease while reinforcing Philadelphia’s position as the center of gene therapy innovation. We expect Roche’s focus post-close will be to support investment in our innovative spirit and ensure our continued progress in breaking barriers and advancing care for patients.

In the near term, it is important we remain focused on the business at hand. Together, our determination and commitment has impacted the lives of many patients and has helped create the path for gene therapies for genetic diseases. That all-important work is not done today, and I’m excited to continue to create the path as a Roche Group company to accelerate the impact we can deliver to patients and families.

Sincerely,

Jeff

Important Information and Where to Find It

In connection with the proposed acquisition, an acquisition subsidiary of Roche (“Merger Sub”) will commence a tender offer for the outstanding shares of common stock of the Company. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company, nor is it a substitute for the tender offer materials that Roche and Merger Sub will file with the SEC upon commencement of the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Roche and Merger Sub, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT ANDTHE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at www.ir.sparktx.com or by contacting investor relations at (215) 239-6424.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about the Company’s beliefs and expectations and statements about the Offer and Roche’s proposed acquisition of the Company, including the timing of and closing conditions to the acquisition, and the potential effects of the pending acquisition on the Company are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated,” and “potential,” among others. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions for the transaction may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the effect of the announcement of the transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, strategic partners, suppliers, regulatory authorities and others with whom the Company does business, or on the Company’s operating results and business generally; the risk that the Company and Roche may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or cause the parties to abandon the proposed transaction; the impact of legislative, regulatory, competitive and technological changes; the risk that any stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in filings that the Company makes with the SEC, including the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC in the fourth quarter of 2018, as well as the tender offer documents to be filed by Roche, Merger Sub and the Company.

The forward-looking statements contained in this document are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.